Rule 425 under the Securities Act of
                                          1933 and deemed filed pursuant to Rule
                                          14a-12 under the Securities Exchange
                                          Act of 1934


                                          Subject Company: AT&T Corp.
                                          Commission File No. 1-1105

                                          Date: December 21, 2001


     The following joint analyst meeting was held by AT&T Corp. and Comcast Corporation on December 20, 2001:


                       AT&T Corp. and Comcast Corporation
                             Joint Analyst Meeting
                               December 20, 2001
                               8:30-10:00 a.m. ET

          Connie Weaver - AT&T
          --------------------

          ...get everybody in their seat. Good morning. I'm Connie Weaver, Vice President of Investor Relations for AT&T. On behalf of AT&T and Comcast, we are pleased to see you all here this morning, and we'd also like to welcome those of you who are joining us by telephone and those of you who are listening and participating in the live Webcast. I trust you've all had an opportunity to review the press release that we put out last night and you can certainly find that if, if you've not, on either ourselves or Comcasts' Web site. We're very excited to talk about this exciting transaction, which creates the world's preeminent broadband services company.

          Joining me here to discuss the program is Mike Armstrong, Chairman and CEO of AT&T; Ralph Roberts, Chairman of Comcast; Brian Roberts, President of Comcast Corporation; Chuck Noski, AT&T's CFO; Steve Burke, President of Comcast Cable Communications; Bill Schleyer, President and CEO of AT&T Broadband; John Alchin, Executive Vice President and Treasurer of Comcast who's joining us right here; Larry Smith, Executive Vice President of Comcast; and, of course, additionally from Comcast, Marlene Dooner, Vice President of Investor Relations is also with us. Additionally joining us is Julian Brodsky, our Vice Chairman of Comcast and Ron Cooper, Chief Operating Officer from AT&T Broadband. Additionally, Greg Braden who runs our Voice, Data and Central Operations with AT&T Broadband, and Mike Huseby, CFO.

          Before we get started, we'll have a couple of short remarks and then we're going to turn things over to you for your questions and also open things up to the phones to take questions for those of you who are not able to be with us here this morning. I'd like to point out that the slides accompanying the presentation, for all of you here, were on your chair, so hopefully you all have a copy. They also are available in a downloadable form vis-B-vis both the Comcast and AT&T Web sites. Let me quickly give you those addresses. For AT&T it's att.com/ir and for Comcast it's cmcsk.com. The audio portion of our call today is also being recorded.

          Now, before I turn things over to Mike, I'd like to caution all participants that today's presentation may contain forward-looking statements, reflecting managements' beliefs and assumptions concerning future events based on currently available information. Listeners are therefore cautioned not to put too much undue reliance in the forward-looking statements as they are not a guarantee of future performance and may be subject to a number of uncertainties and other factors that could cause actual results to differ materially from forecasts. As more detailed information on these uncertainties become available, you can get them in the press releases from both AT&T and Comcast or through our respective filings with the Securities & Exchange Commission.

          Now, without further ado, let me turn things over to Mike Armstrong.

          Mike Armstrong/AT&T
          -------------------

          Thank you, Connie and good morning, ladies and gentlemen. Thank you on such short notice. I think it was sometime last night that you might have received notice that we were having the very first analysts meeting of AT&T/Comcast Corporation. I would assure you that this process has been rigorous. I don't know that I ever dreamed of trying to concurrently dialogue or negotiate with multi-parties concurrently over this period of time in order to realize the most value for both sets of shareholders. I think Chuck Noski, probably as we wound down had the best quote on it. He said, "This process is beginning to lose its charm." We're delighted, in fact, we're thrilled today with the combination that we've put together.

          I have a first chart here, if you'd bring it up, please, and it's that vision thing. Let me start with that. Some call it the "bundle" and some call it "convergence." Let's just put it down into the simplest of terms. AT&T did not get into cable in order to do the broadcast analog/video entertainment business per se, but rather to invest in an infrastructure and a reach based upon fiber optic technology that would enable, with the digitization of networks, to carry three businesses over one infrastructure - a video, a voice and a data business, and all the manifestations of them and all the things with the IP protocol that permit them to talk to each other, to converge and to all the eventual devices that will end up receiving them. That's what we had in mind when we started out on the journey and that's indeed what we have in mind as we bring this marvelous combination together of AT&T Broadband and Comcast.

          In fact, I know there's been a lot written since the July timeframe. This actually started back in January. Brian and I were at a conference and we took some time out to just sit down and talk about the industry, about technology and services and markets, and the two companies, and we had some things that were really in common. One, that this thing that used to be cable and a pretty much local analog video business was transforming itself into a fiber optic digital business, a broadband business that could do all three services. We agreed that that would make a difference, not only in what it could become in terms of a national scale, but how one would cluster within that national scale so we could leverage your infrastructure versus the homes passed and the multiple services, and the marketing and the support and the care to those consumers. We quickly shared the vision of multiple services as well as that scale would count; that the synergies of these coming together would count. Maybe just to use the old manufacturing term, we really believe that we could be the "low cost" producer.

          The third thing is that I get either blamed or, occasionally, attributed that putting three businesses and bringing the convergence of the bundles to the consumers was a good idea, but there was actually somebody who had that thought long before I did. In fact, he had that thought and he named his company after that vision, and, of course, that's Ralph Roberts. Because what do you think Comcast stands for? It stands for communications and broadcast, and that pretty much is the definition of what we've put together today is a very, very powerful communications company and broadcast company who we think has a great future. So Ralph, I will enjoy sharing some of the blame as well as some of the future with you. Congratulations.

          Second slide. This is very consistent with what we set out to do. Back in October of 2000, we looked at what we had built, which were four businesses. As you've heard me say, some of us who have been together before, the hand we were dealt in the AT&T company was to transform this company from what was created by Judge Green, the middle of the phone call, into new networks, digital networks, broadband networks, that we could then bundle the services and scale the businesses. As we set out to do that, we recognized that both the capital structure and the equity currency needed to be redefined in market terms both to deliver the potential of the growth of those businesses as well as the value to our shareholders. We set out to do a four AT&T business distribution to our shareholders. Along the way, we had the opportunity to make a combination out of broadband. But we are still committed to go to our shareholders for a tracking stock, for our consumer business, which in the second half would be dividended to our shareholders, which would enable them, the AT&T company, to be the business services enterprise global data company.

          What this does is accelerate that implementation of that original strategy into a defined timeframe. And we believe by the end of 2002, we already have wireless, which was distributed to our shareholders as an asset-based stock in July, that in the second half we would dividend the consumer company, a yield company, to our shareholders and that within the 12 month timeframe we should be through the regulatory process for AT&T/Comcast. So I hope to, both you who assess us as well as those who might invest in us, that we will be able to realize that vision or that distribution and that value and that capital structure and the ability for each of these businesses to have the potential of its capital structure to realize the growth and a currency in which it is judged in terms of the industry it serves. Because the difference between the wireless and broadband growth businesses, the consumer a yield business, and the business enterprise business, which is more of a value business, we now will be able to get the market metric that they deserve.

          Next slide. I would like to spend just a few minutes, if I may, on the AT&T, what we call Communication Services Company, made up of Business Services and Consumer. I would submit - the strongest, most powerful enterprise communications company serving our global customers. It is a company that just in the Business side has over 4 million business customers. That's more customers than any other communications company that I know, anyway. We reached a crossover point this quarter in Business Services. For some 100 years, voice long distance had dominated Business Services. As many of you know, we set out to transform it by investing in local, by investing in IP, investing in a network in which we had coast-to-coast reach with a state-of-the-art OC192 network and deployed our functionality intelligence at the edge of the network, invested in a hosting system to sit atop of our fiber optics for an intelligent network, invested in the Services Business. And we crossed over, that for the first time this quarter the non-voice revenue of Business Services will exceed the voice revenue of Business Services. We came, from the 1998 the voice was 76% of our Business Services operation and now it's 49% and that trajectory will continue, because the growth businesses are growing. They're growing in the double digits. We see our Data Business growing at about 20%. If you measure the packets, it's even growing faster than that, our Services Business is growing, our Local Business is growing. In fact, we're probably one of the largest CLEC's, in terms of the business market, in the country. We're in 80 markets, we have some 17,000 route miles of local connectivity. In terms of the enterprise, from an IP reach of data we have some 850 POP's with 60,000 miles of optical cable.

          In the Consumer Business, we continue to manage that for its cash flow and margin. To be in that business and selling minutes to consumers, to have a 33.4% margin, I would submit, is being managed very well in some $4 billion of EBITDA. Going forward, that business will transform itself from the middle of the call to connect the customers using the resale at the local loop in two fashions: a narrow band fashion with UNI P, where we have both economically and operationally viable opportunity; and with a DSL implementation where our model is a retail model, going to our 60 million customers who we know how they call and where they call from and what they do in order to offer them a multi-services platform of local, multi-line, feature set, long distance and data in an AT&T package that we believe our customers, in fact, will endorse and accept. And as a result, turn that business from the declining long distance Consumer Business, into a multi-services platform growth business.

          Next slide. You can see that the combined AT&T/Comcast is indeed a powerful company. That represents a trailing 12 months of our combined AT&T Broadband and Comcast revenue and EBITDA. You can see that the projected EBITDA growth is approaching 20% as we look out into the future. I might speak about the Best Value proposition to the consumer, because I think everybody's been pretty much made aware that the homes passed that this combination presents indeed has an enormous potential. I know it's customary to talk about things in terms of analog video revenue per subscriber, but if you think about where we're all coming from on this combination, a more meaningful definition of the future is how many homes are passed, because all those homes take telephone service; a different configuration to data services. Putting it together so that all those services appeal to all of that market is the underpinning of what we're up to. More services to more people, more quickly.

          In terms of the value to the consumers in offering all three services, the first thing is that the customer gets the opportunity to pay less. As some of you know who may live in our markets, when we put the bundles together, somebody pays less for each service if they take more bundles. A pretty fundamental concept.

          The second thing we found is that our penetration levels obviously go up greater based upon marketing to the homes passed rather than offer the video base of just the subscribers for that service. We also find we had a lower acquisition cost. We found, for example, that in Boston we did a little study on the 100,000 telephony customers we had and we found two very interesting things. We cut by a huge percent our acquisition costs for either the second service being telephone or data once our consumer said, "I'd really like that telephone service." And of course the telephone business on this infrastructure, we very much are the low cost producer. When you look at both our costs of adding incrementally that application, telephony, and the price structure of what we offer, you're looking at 15-35-40% less price to the consumer for just that service alone. Then finally, we also found that when customers sign up for more than one service, our churn is much less. Those of you familiar with either of the telephony and cable business know that churn is a fundamental determinate of margin.

          Then finally, we present a company with the financial strength and flexibility going forward to further participate in strengthening this business, because we'll have an investment grade AT&T/Comcast and a very strong balance sheet for our business service company as well.

          In summary, next slide, and I think this is pretty much known by everybody, I would make only one point in order to clarify it, because it caught my eye and I know you will all focus on it. What does "Subject to Adjustment" mean? Of course, some think that Comcast still has more to give and I wanted to dispel that. Brian assured me last night he gave all that he could, so we really don't mean subject to that. But rather, you know the transaction's based on a ratio and the .34 of AT&T/Comcast Corp. Class A shares for each share of AT&T, so it's a ratio, not subject to any other adjustment, and that would be dependent upon the shares outstanding of AT&T. Otherwise, that's pretty straightforward.

          Go to the next slide. Just in summary, again, let me comment, if I may, on best of both teams. I think one of the real determinants of the outcome of this vision and the economic potential of this company is obviously rooted in its management team. To bring together the Comcast and AT&T Broadband management team, I would submit, is the "dream team" of the, whether you call it the communications industry or cable industry or any industry. This is one doggone great management team.

          How we're going to figure it all out going forward is to have an executive transition team that would be headed up by four executives:
          Chuck Noski and Bill Schleyer from our AT&T side and Steve Burke and Larry Smith from the Comcast side. And with their help, Brian and I will figure it out going forward.

          In terms of regulatory approval, we believe that this presents a very compelling case on two fronts for regulatory approval. First, to consumers, we think obviously we're going to offer more choice. We think we're going to offer very competitive, if not lower prices, to our consumers. And, we think we're going to be able to accelerate the broadband data deployment as a result of the financial strength. So I think consumers are going to benefit from this combination.

          Second, I think competition is going to benefit. I know that Chairman Powell at the FCC has often spoken that the true competition going forward is facilities-based competition. As some of you know who have listened to me over the years, one of the fundamental underpinnings or principles of our investments have been to be a facilities-based, broadband provider of digital services, and by now bringing this national reach, we bring national competition for those services based upon a facilities approach.

          Finally, the last chart, do we believe we're "creating value in the marketplace for our shareholders?" Now, how did we get to 86? We're hopeful that your assessment of our company will make that a very distant memory as the value increases going forward. That's simply multiplying the transaction with the price of the Comcast stock and you multiply that market price times 1.235 billion shares that's in this deal and you get $86 billion.

          There's kind of another interesting phenomena, that if that indeed is the value of this new company, which is simply arithmetic, what's the arithmetic of AT&T Communication Services' Business Services? That puts that value at about two times cash flow at the current market prices. So what we hope we're bringing to our shareholders is the unlocking or unleashing of shareholder value going forward.

          With that, I'd like to turn it over to my new partner, Brian Roberts. Brian?

          Brian Roberts - Comcast
          -----------------------

          I think the best part of this transaction is we all get to have a good holiday. We appreciate resolving it and having, at least today and tomorrow, before people run off for their well-deserved holidays, to talk about the new company and sort of go into some more details about all the hopes and aspirations we have.

          There's many other people from Comcast and AT&T in the room today, in addition to the ones Connie mentioned, and some of the advisors and the teams that helped make this day possible and I just want to thank them from the bottom of my heart. I do believe, as you go to the next slide, that this new company really is an engine for shareholder growth, for new products and for sort of an unparalleled opportunity in the cable and broadband business. You will have lots of time in the months and years ahead to talk about and find the best ways to exploit that opportunity, but if you just look at where we begin, you will have one of the premier footprints in what is clearly a growth business, not something that's yesterday's business. And I think you couldn't dream of a better opportunity. So whether that is the video space where Comcast has, perhaps, more focus in the past, or AT&T's vision of communications, or data where we've both been going aggressively, it doesn't matter, because it will rise to the top what the right opportunities are.

          We think the content opportunity alone, something that I have had a lot of practice and experience watching the value creation from the cable systems, to have a company with 22 million footprint, it's hard to dream of all the opportunities that we're going to be able to think of, I think. We have an entrepreneurial-based model, so there are many business people out there who will say, "Well I can take my idea, come to this company first and see if we can't strike a partnership and make it happen." Not every idea has to come from within the company. Of course, there's a terrific cost synergy opportunity in addition to revenue enhancement.

          Let's go to the next slide. This talks a little bit, we figure we'd bump the price about, depending upon how you analyze it, call it 15%, 10-16%, I'd say. We basically offered 4,000-4,100 per customer and this deal, you'll run your own math, but we think it's around 4,500 or so.

          Why did we do that? Well, first of all, it was competitive, and Mike and Chuck and their team, they're to be congratulated. They ran a marvelous process, but they gave us a complete and level opportunity to come in and study the company in diligence and spend some time. And what we found was a company that's on a trajectory clearly on its own to radically improve the margins, to realize the telephony investment. I think the changes and the enhancements to the management team that they've made, with Bill Schleyer who I've known for a long time, and we both were there at the very beginning of the first idea of a cable modem, sitting around a table with a bunch of people in Cable Labs, that we got more comfortable, not less, that this idea made sense. That gave us the conviction to go for it.

          At the same time, as Mike said, we've committed, when you're tripling your company, its size in one moment, to step back and say, "We know realistically that we need help in how to make that happen." And we've committed to both AT&T and to ourselves to find a way to integrate the best of both organizations, and that's going to be a pleasure and a high class opportunity.

          Let's go to the next slide. Let's take a look at the company, because I'm still stunned. How about 80%, 79% of all our systems will have over 250,000 customers per system. When I first got into the business, I was working in Trenton, New Jersey and I got sent to Flint, Michigan, was not happy about that, thought I had done something wrong, and Flint had 50,000 customers and was the one of the largest cable systems in the country at the time. Have 80% of your company and 250,000, that's a totally transforming opportunity.

          And if you look on the next slide, as we've said before, this company together has eight of the top ten DMA's where they're a major presence and 70% of the top twenty DMA's. So things that have been sort of unthinkable before, as Mike said, on the national scale, to go to an advertiser and say, "We can deliver you eight of the top ten cities for 100 cable channels for advertising," there's no one place to go shop and be able to do that right now. And whether that is through services and then quickly rolling them out, as I believe time will reveal this opportunity and you have to just step back and say these are high grade, technology upgraded plant facilities with three different businesses that we're trying to go at. We're not going to get ahead of ourselves, but with the integration process that we're going to do with this footprint, it's a remarkable opportunity.

          Turn the slide, please. Just quickly, you can see that if you have a new channel or a new technology or new idea, where would you go first? So I think we get a first look.

          Next slide, please. What is that first look going to be all about? Well, clearly, it's each of the new products. So are we done? No. I think cable modems use one channel. People tend to forget that. All the great success, we drove $40, $45 in our case, right now per customer, we'll have a million or so very shortly paying $45 a month for a product that started at zero 24-30 months ago. What if we do five channels, ten channels, to devote more of our bandwidth, we can split the nodes. So whether that's VOD or SVOD or home networking, some of us are going to go to the Consumer Electronics Show next month. Last year the rage was people who, just as when television got started there was one TV in the house, there was one PC in the house. Now, everybody wants their own PC. All my kids want for Christmas is their own computer. It's unthinkable how fast that is changing the way the next generation want to function.

          That is what's so exciting about this company, to have the connection that people want. And whether that's video games and the X-box and Nintendo Systems all integrated into your house, that's what we mean by home networking.

          And, of course, on the content side, Steve's going to talk a little bit, and I will as well, but the ability to incubate channels. I just want to brag on QVC for one moment. About three Sundays ago, post September 11th, post the bad economy, and it's in one of the newspapers this morning, Dell Computers sold on QVC 32,000 PC's in one day. We sold $72 million worth of merchandise on one channel, $80 million worldwide in one day, on one television. So electronic commerce is a huge part of this company's future and we're positioned with the world's leader in electronic commerce. We will do more packages shipped this year than Lands End, LL Bean and Amazon combined.

          Slide, please. And, of course, if you believe in digital data, telephony, whichever is your favorite, this company it sitting with nearly 5 million digital boxes, 2 million plus data customers and right about 1 million telephony customers. If growth of new products is where the engine of the future comes from, we think AT&T/Comcast offers that.

          Next slide, please. Let me talk about telephony for a moment. That's probably the most interesting and new opportunity that came from the due diligence process. Kind of in the middle of it, Mike and Chuck and some of us sat down and they looked at us and said, "You know, we have a vision, we've done a lot of the hard work and we've taken some of the arrows in the back for being pioneers of a business that could be bigger than your data business, and you have not fully endorsed that." And I said, "Well that's not really right. It is true that we haven't started in earnest, but there is no greater revenue opportunity than the hundred billion dollar a year local phone business" and this company, when we sat down and rethought it, has a bigger footprint than any single RBOC. And to not even try seemed insane.

          Now, AT&T is going to continue on their phone strategy between now and closing, and I think they're at an inflection point. So we then said, "Well if we could leverage off of that, kind of turn this around, we don't have to go through some of that pain and suffering to get going. We don't have to build a new billing system and provisioning system and the switches and the NOC's and all those things." And as the world evolves to a digital world, IP world, this company has the ability to get going faster. So this accelerates an opportunity that we have stood up and said that we endorse, and so it takes it from the world of academia to the world of here's the real world. You've got an opportunity, the company's invested, the capital's been spent, why not let it take off? And that's when I think we sort of said we can share a vision that it is a three-service company in the future, not just a two-service company in the future.

          Next slide, please. Let me try to go back to the video side, since we spent some time here on the communications side. These are 100% numbers. I just wanted to qualify for those who are keeping score. We don't own 100% of most of these assets, but the value creation from the video side of this business and the relatively low amount of risk capital. So I think we have a total of $200-250 million invested in QVC. We own 57%. We have several hundred million dollars in E-Entertainment. The Style Network is just a pure start up. Golf Channel, people thought nobody would ever want to watch a golf channel. Golf Channel is probably one of the best brands in television if you happen to like golf, and that's what matters with cable, just finding the passion of the consumer. Comcast Sports Net and our strategy in sports I think has paid off. So this new company, we did that with 4 million customers, we got to 8 million in the last couple of years, you just have to step back, take a deep breath and think, what might you do with this new footprint.

          Next slide, please. Let me just conclude about what drives me, what drives my father, what drives Julian Brodsky, who from the moment the two of them and Dan Aaron launched Comcast and dreamed up Comcast at its very founding. And Mike, you're very gracious in remembering that it's communications and broadcast and it really has been a very focused company for one overarching goal - shareholder return. It's an overused phrase, but we are into long-term shareholder returns. Since the inception of the company, of the IPO now close to 30 years ago, we've had a 24% compounded return on the stock. My father said to me last night as we were heading back after a long day, "There's no better opportunity that we've seen in all those years than putting these two companies together." So we look forward to continuing this dialogue and building this great company. Thank you very much.

          Let me now turn it over to Bill Schleyer.

          Bill Schleyer - AT&T
          --------------------

          I don't think I've ever told Brian this story, but when I first tried to get into the industry, back in the late 70s, I think it was 1979, I actually interviewed with Comcast and was in the process of being offered a job in, where else, but Trenton, New Jersey. So I was pretty excited about getting into the industry and just before I was getting ready to accept the offer, I got a call that said, "Well, the owners son is graduating from college this year and that's the job he would like." So, that's a true story. I obviously went on to other things.

          I first met Brian in the mid-80s and that was back when the active leaders in the industry were guys like Amos Hostetter, Ted Turner, of course Ralph, John Malone, Chuck Dolan. I remember meeting Brian and saying, "This guy has the potential to lead this industry some day." And I think today we're basically turning the torch over to you, Brian. So congratulations. We'll look forward to your leadership. It's going to be a fun ride here.

          Anyway, I'm here to talk about our platform. The AT&T/Comcast national network is an incredibly powerful platform. I know Brian and Mike talked about it, but we've got about 80% of our plant is state-of-the-art. It's 550 or greater. And we've got about 20% to work on and that is being worked on as we speak and will be state-of-the-art within the next couple of years.

          At the same time, our focus is on upgrading the 20%, but at the same time we're focused on building the Comcast, working with the AT&T/Comcast network to get it telephony ready. You can see that we've got 38 million homes that are digital video ready. That's over 95% of our homes. At the end of 2002, we'll have over 30 million data ready homes and we're well positioned to grow that to 38 or so million in the next few years.

          Then on telephony, we currently have one million subscribers and that's over about 6.7 million telephony ready homes. By the end of 2002, the joint company will have 11.2 million homes. We should be able to add after that about, we haven't finalized a number yet, but about 5-6 million telephony homes a year, and that really will be the growth engine of the company. By offering all three services - telephony, data and video - that will allow us to press our competitive advantage. So we're obviously really excited about this combination. It's a very powerful footprint.

          Let me talk about data for a second. As many of you know, we've built, as did Comcast, a contingency network in the event that @Home were to shut us off, which they wound up doing. Comcast did the same thing and ultimately we will integrate those two networks. But this is a very powerful network. In addition, the new network definitely gives us control of our customers. Never again will we be put in the position where someone can shut off our customers. It just won't happen. And the cost of the network, the operating costs will be lower with this new network than it was with @Home, so that's a real benefit. At the same time, our overall reliability of the network is superior with state-of-the-art technology we're using.

          It's designed to support multiple ISP's and the benefit of that to us is we can create a very robust marketplace for the wholesaler market for ISP's and that will be a spectacular development over the next few years, we believe.

          In addition, we can offer tiered packages and the benefit to us, again, is we can design packages for the light user, the average user and the heavy user as opposed to just charging one price and everybody gets everything for one price. This will help us drive penetration deeper in the market and at the same time generate more revenues from our heavy users, so the net result of that is a very good thing for us. At the same time, with our new network, we can generate some new features that I think the consumer's going to find pretty exciting, like remote e-mail.

          The long-term results are, we can provide better service to our subscribers with more options, and in the long-run we have a very exciting financial prospects with the integrated network.

          I'd like to talk a little bit about telephony. As you can see, this footprint, we finally now have a national scale facilities-based competitor to the ILEC. That is a very, very powerful position. Thirty-eight million passing, we only have one million subscribers. That number will be very, very different in three or four years, very different. You can see the AT&T/Comcast footprint relative to the four ILEC's. They have 100% penetration. We'll be taking a fair amount of share from them over the next few years.

          On average, we've got about 15% of our passings who take telephony right now. It's about 15% penetration and that is growing rapidly. We have 40 communities already that are well over 20% and a number of communities that are over 30% penetration. So we will ultimately have millions of customers because we will be providing a better value than the ILEC and at least as good of service.

          The economies, the economics of telephony are very powerful for us. We have in place the infrastructure to support telephony here at AT&T. The merger really leverages incredibly well what we've done already. We have a whole infrastructure, both provisioning capability, network operating center capability, customer care capability - all that is installed at AT&T and has a relatively fixed cost to it and that's a very stable fixed cost. So we can lever the Comcast footprint into the new company with very low incremental cost to it.

          We've got the roll out knowledge of process. We've spent a fair amount of time over the last few years and we've absorbed a lot of operating losses doing it, but we're right now, in the first quarter of 2002, breaking even on telephony. We believe the margins will explode from there.

          We have the AT&T infrastructure to help, and this is AT&T's core business that supports us, 80% of Comcast's subs are in markets where there are AT&T switches. So this makes for a very easy transition for telephony.

          The returns on telephony are pretty spectacular in our view. Just to give you a sense by the incremental economics, we'll generate in 2003 roughly $300 per incremental subscriber. That's with an average revenue per subscriber that's growing because of new feature sets and the introduction of long distance. At the same time, our fixed costs are stable and our variable costs, our unit costs, are declining as we scale the business. This business scales incredibly well. That 300 number could move towards the high 3's by the end of 2005. At the same time, our incremental capital cost is about $700 and declining. Even without voiceover IP, we think that number heads towards a number that begins with a five sometime by 2005. Surely with a six into the 2003-2004 timeframe. With voiceover IP, depending on the mix of voiceover IP and switch, that number clearly is in the five's. So, think of an incremental capital cost of something in the 500+ range versus an incremental EBITDA of something towards the high 300 range, and that's a pretty attractive set of economics when you've got your network costs all absorbed.

          Again, we expect to break-even on telephony in AT&T in the first quarter of 2002. We can leverage what we've done quite easily over the Comcast footprint and we think that will help make the growth engine pretty spectacular for the joint company over the next three or four years.

          So with that, I'll turn it over to Steve.

          Steve Burke - Comcast
          ---------------------

          Thank you, Bill. We've talked a lot already about the platform and really what these two companies look like in terms of the footprint and the clusters and the existing asset base and what I'd like to do is talk about how we're going to try to create value and increase the value creation by putting these two companies together.

          What I'd like to do is start with a slide that really talks about the first type of synergies. There's really three major types of value creation or synergy effects by putting these two companies together and the first are just the run of the mill synergies that you get by being larger, by putting two companies together and hopefully getting 1+1=3.

          The first area here is programming cost savings. Both of our companies, the single largest expenditure in our business is programming costs. Our programming costs are going up in a double digit fashion out over the next five years and we believe not only can we take the Comcast programming prices to the AT&T rates, which are better than ours because AT&T has larger scale, but as a combined entity we can get further enhancements. And when you look at the range here of $250-450 million, if you go out a few years, the combined company's annual programming costs will be about $5 billion and the annual increase in programming costs will be about $750 million. So this kind of programming savings is less than the annual increase in just one year and we think it's a very achievable range.

          If you then move on to operating efficiencies, the kind of efficiencies you get when you put two organizations together, we feel that there should be, within a one to three year time period, $200-300 million of synergies. That would be elimination of corporate overhead costs related to Basking Ridge, that would be elimination of duplication, best practices and systems that we could leverage between the two companies, etc.

          National advertising, Brian mentioned that we'll be in eight of the top ten DMA's. We will be the major cable provider in 14 of the top
          20. Our footprint will actually be bigger than the own station footprints of the major networks. In effect, we'll be able to go to an advertiser and speak for roughly a third of the United States. And as the targeting and the technology and the growing market share that the cable business has been getting and will continue to get, we feel that this is in many ways underestimated upside to the cable business in general and we intend to pursue it very, very aggressively.

          In terms of new products, one of the advantages of the kind of scale we're going to have is we can take a real leadership position in terms of developing new products. I think both of our companies have one thing in common - we are very much new product development, new product focused companies. We've been more focused on video and data, AT&T has been more focused on phone than we have, but key to our strategies is taking the infrastructure that Mike talked about and layering in new products. And when you have the kind of position in the industry that we're going to have, you can really push your vision of interactive television, your vision of video on demand, your vision of new high speed data applications, and our feeling is having that scale and that leadership position is going to lead to real synergies.

          Then finally, telephony was always part of our future and part of our vision, but has never been part of our five-year plan. We spent a lot of time with our colleagues now at AT&T and believe that if we overlay their expertise, their investment financially but also people and systems and their learning on our existing footprint, and roll out telephony to our footprint, it could represent a very significant opportunity over the next five years. So we've included that in the synergy calculations as well.

          If you take the midpoint of that range of 1.25 to 1.95 billion, then do a net present value, you come up with $13.5 billion worth of synergy. If you then divide that by the roughly 13.5 million AT&T subscribers, you come up with approximately $1,000 per subscriber of synergy, if you attribute it all to the AT&T subscriber base. So when you're thinking through how this transaction works and how the two companies come together and how we create value, we think there's a significant amount from the classic way of looking at synergies. But that's not the end of the story.

          In addition to creating synergies by putting the two companies together the way I just described, during the due diligence process and getting to know the AT&T Broadband group better, we became increasingly convinced that this business is going to achieve industry standard margins; that with Bill Schleyer, Ron Cooper, Mike Huseby, Greg Braden and the group, they were well on their way to do that and that this was a very, very large opportunity that was going to be fully realized, frankly, whether we showed up or not. We'd like to think that together we'll have more management depth, we'd like to think that together it might happen more quickly, but we became convinced during the due diligence process that this business was going to get to industry standard margins.

          When you do the math, if you take our margin of 42%, the AT&T Broadband margin most recently of 25%, and then the differential of 17%, then you apply that differential to '01 revenue of close to $10 billion, you get an opportunity in the year we're in of $1.6 billion if you can bring that margin all the way up to our level. What's particularly exciting about that is that opportunity is going to grow very dramatically because the

          AT&T revenue side of the equation is going to grow in the 12-15% range. When you start to compound that, that $1.6 billion worth of opportunity compounds very dramatically.

          First area, the $13.5 billion worth of net present value; second area, taking the AT&T Broadband levels up to the levels that are currently enjoyed by Comcast. This slide shows our experience in terms of integrating new systems. We, as a company, have brought about 3.6 million new customers into our company, and you can see in the blue lines shows our EBITDA and then the graph across shows our margin. Our feeling as a company, and I know Bill shares this, we've talked about this in some detail, is that you can do multiple things at the same time. We have launched close to a million high-speed data customers, over 2 million digital customers and integrated 3.6 million new customers and done it all at the same time. And so our focus as a combined company will be to continue the financial performance while continuing to roll out the new products, while continuing to integrate with the kind of discipline that we've always shown before.

          Then the third bucket, the third segment of synergies is really in some ways the hardest to quantify, but in some ways the most exciting, and that is "what can you do in terms of bringing new products and services to customers when you have the kind of footprint that we're going to have?" Brian spoke to this, but one point I'd like to make is with 22 million customers, with 38 million homes passed, we have not only the ability to create new cable channels, our history and the history of others in the cable industry on that score is clear, but we also have the ability to create new data applications, we have the ability to do new things in terms of video on demand, really create entirely new businesses as a result of this scale. I think it's very difficult to quantify this third segment of synergies, but if you look out at this company five or ten years from now and you look back today and say, "Well what upside did we underestimate?" I think it's very likely it would be on this slide.

          I think one of the exciting things about this deal is when you run the numbers, if you look at these three buckets of synergies, the synergy value of each of these three buckets can be enormous, but the economics of the deal don't depend on realizing the synergies from each of the three buckets. In fact, if you get any one of the three buckets, you can pretty well justify the economics of this deal and we're going to try our best, of course, to try to get as much of all three as we possibly can.

          So we couldn't be more excited, we couldn't be more happy to be sitting with the gentlemen up here and putting these two companies together and trying to go and make something better than we could have done, either of us, alone.

          With that, I'd like to turn it over to Chuck Noski who did one of the most amazing jobs with this process of anybody imaginable. Chuck?

          Chuck Noski - AT&T
          ------------------

          Thanks, Steve, and good morning. Probably nobody is as happy to be here as me.

          It occurs to me as well, Brian, that this will be the first time that Mike and I will be able to leave a public building at the same time that you and Ralph do. So we're pleased to be here.

          Let me start my remarks by emphasizing that today's announcement creates an entity with a strong credit profile and an ability to improve on its financial position in the future. The combined AT&T Broadband and Comcast have generated an estimated $4.6 billion in EBITDA over the last 12 months, and given the strategic and operational initiatives that Bill and Steve outlined for you earlier, we believe AT&T/Comcast will have accelerating free cash flow in the future as a result of merger synergies, ongoing scaling of margins in the telephony and data businesses, and reduced upgrade and infrastructure expenses going forward. From a deleveraging perspective, it's also important to point out that we believe that AT&T/Comcast will have multiple sources for further deleveraging such as our 25.5% investment in Time Warner Entertainment, which will continue to enhance the credit profile of AT&T/Comcast. Between the benefits of the improving cash flows and monetizations, we anticipate that AT&T/Comcast will attain investment grade ratings.

          This slide presents an approximate view of the pro forma AT&T/Comcast Corporation's 2001 results. With this view, the combined entity would have approximately $18 billion in revenues and 25.6% EBITDA margin. This should emphasize to you the substantial scale this business will have in the marketplace. With a pro forma net debt balance of approximately $27 billion, we feel comfortable targeting a solid investment grade rating.

          Let me talk for a moment about AT&T Communication Services, the remainder of the AT&T company following the restructuring actions that we've been undertaking over the last year or so and giving effect to the AT&T/Comcast combination. From an AT&T Comm. Services perspective, today's announcement reinforces the deleveraging commitment that the AT&T management team has made to the investment community all year. As a result of the many actions we've described to you, throughout 2001, AT&T has eliminated over $20 billion of debt since the beginning of the year. In addition, the recent completion of our $10 billion global bond offering refinanced essentially all of our short-term obligations and significantly increased our financial flexibility.

          With this announcement, AT&T/Comcast agrees to incorporate $17.3 billion of short- and long-term debt as well as an additional $2.6 billion of AT&T Broadband related liabilities. In addition, Microsoft has agreed to convert its $5 billion investment in AT&T quarterly income preferred securities, what we call QUIPS, into 115 million newly created shares of AT&T/Comcast stock.

          In the aggregate, the net reduction of AT&T's debt and obligations as a result of the creation of AT&T/Comcast will be approximately $25 billion. This will insure AT&T Communication Services remains in a strong financial position as a result of this announcement.

          With the trailing 12 month revenue profile of over $44 billion and nearly $15 billion of EBITDA, AT&T Communication Services remains a clear industry leader. Mike mentioned earlier, AT&T Business Services holds the leading position in the enterprise customer space, leveraging our unrivaled sales and distribution channels and our comprehensive platform of products and services to further expand our relationships within the global marketplace.

          Our AT&T Consumer Services segment continues to be the leader in the consumer telecommunications industry with approximately 60 million customers and an industry-leading margin. We're currently in the preliminary launch phase of our new product combining local and long distance voice services, vertical features and high speed data services, and we're looking forward to this product reaching meaningful scale and scope over the next several years.

          Now in terms of where we are in our restructuring and where are we going. To begin with, we plan to continue our deleveraging commitment and that will be part of the ongoing process at AT&T throughout 2001 and throughout 2002. In addition, we currently expect to file a proxy in the first quarter of 2002 and following an expected shareholder meeting in mid-summer, and at approval of our proposals we expect to fully distribute the AT&T Consumer tracking stock in the second half of 2002. We currently expect that the AT&T/Comcast transaction can close within a year from today.

          With this timeline, we should complete our restructuring initiatives by the end of 2002, which I'd like to remind everyone is consistent with the announcement we made in October 2000 regarding the restructuring of the AT&T Corporation.

          In conclusion, and it's tough after all of these guys have gotten up here and told you everything about this company, to say much else, but we believe that today's announcement creates one of the leading communications, media and entertainment companies. With 38 million homes passed and 22 million subscribers, this business is starting out with significant scale and reach. Given the experience of our combined management teams, we believe AT&T/Comcast can successfully scale new and innovative products and services to our customers while growing overall profitability. We believe this transaction creates the best value proposition to consumers and to AT&T shareholders, and represents a realization of the AT&T Broadband vision.

          With that, I'd like to turn the meeting back over to Connie Weaver who will go over the process for the Q&A. Thanks.

          Connie Weaver - AT&T
          --------------------

          Thanks, Chuck. We're going to go to Q&A and I'd like to remind everybody that since we have people listening vis-B-vis the phone and by Webcast, please wait for the microphone so the folks listening in can hear your questions. We're going to take questions both from the floor and we're going to take questions also from the phone. I'm also going to ask you to limit your questions to one per person, so we can try to accommodate as many of you as possible.

          With that, let's start on the floor. Rick?

          Rick (Inaudible)
          ----------------

          Could you talk about the relationship between the two companies post deal? Brian, you said you don't want to be tied to another carrier when you were referring to @Home. Would cable telephony be tied to AT&T for providing the backbone service for your cable telephony product? Or, are there other relationships between the two companies we should know about?

          Brian Roberts - Comcast
          -----------------------

          Great question. We openly discussed how to find a perfect balance, and I hope we have tried to accomplish that, which is it would be ridiculous not to start out right using AT&T Communication Services to keep these opportunities going at the rate they're going and at the same time not to have a future windfall or loss to either of the two companies that are providing it for below market or providing it for above market. I think Mike and I discussed that, we worked out agreements that allow for a smooth transition and then flexibility that we're both happy with.

          Mike Armstrong - AT&T
          ---------------------

          Rick, we have an intercompany agreement for the backbone services. It is at-market. It has terms and conditions to continue to be competitive in at-market, so there was no transfer of any subsidization, if that's what you kind of mean, and it's an at-market relationship.

          Rick (Inaudible)
          ----------------

          No exclusivity?

          Mike Armstrong - AT&T
          ---------------------

          There's a period of time I think in the intercompany agreement in which we do have a commercial arrangement with each other, but we have to be competitive within that timeframe and the ability of AT&T/Comcast to negotiate as well as to outsource to other providers is there.

          Connie Weaver - AT&T
          --------------------

          Let's take one from the phone.

          Moderator
          ---------

          We have a question from Jessica Reif-Cohen with Merrill Lynch.

          Connie Weaver - AT&T
          --------------------

          Good morning, Jessica. Congratulations on the arrival of your new son. You're back quickly here.

          Jessica Reif Cohen - Merrill Lynch
          ----------------------------------

          Thank you. Maybe just an add-on to that question, on the telephony side. Brian, is the Comcast cap ex any different from AT&T in terms of upgrading for telephony? And separately, could you discuss the tax liability issue that the Wall Street Journal addressed a few days ago?

          Brian Roberts - Comcast
          -----------------------

          Let me begin by dealing with the cap ex question on our model. As you know, Comcast is going to be 95% complete with our rebuild by the end of this year, so we have always been looking for ways to invest in the business and get better than 4% return on cash that you get by putting it in the bank. Hopefully, the opportunity that lays before us is to find ways to, I think that's what made the fit so compelling for us, because as AT&T accelerates its rebuild or completes its rebuild, which is job one, and that Bill talked about, we're able with the combined balance sheet to help make that happen.

          As to any liabilities, let me turn it over to Larry, but I think we have our arms around it all, Jessica, and have incorporated it into our comfort zone. I will just say that Microsoft converting the $5 billion of QUIPS was a huge financial benefit that enabled our balance sheet to have the heft, the combined balance sheet, to achieve what Chuck and Mike talked about for AT&T deleveraging, creating AT&T/Comcast without any burden. Because obviously, this new company has the ability to talk about TWE and monetizing that and at some point has the ability to other kinds of financial deleveraging transactions as the cash flow does ramp up. But, there was no single opportunity as quick and as dramatic as converting a preexisting, no new money from Microsoft so it's a total win/win; to take a preexisting $5 billion liability and turn it into equity from the get-go. So we're very appreciative of that.

          Larry, any other points on the....

          Larry Smith - Comcast
          ---------------------

          Well, we studied the tax situation very closely and I think it's inappropriate to get into any real details here. I think we're all very comfortable we've dealt with them in the agreements and we're comfortable that the magnitude of them is not particularly great.

          Niraj Gupta - Salomon Smith Barney
          ----------------------------------

          Brian, you just spoke to TWE. Have you guys been in active discussions, I know it's a little bit early, with AOL with respect to some sort of resolution there, because it is a passive asset. And secondly, a lot of talk on telephony today and also ongoing relationships going forward. What's the status in terms of using the AT&T brand as it relates specifically to local telephony? What's the arrangement in terms of paying the parent company?

          Mike Armstrong - AT&T
          ---------------------

          On the AT&T brand question, obviously this is AT&T/Comcast. Services that we offer, whether in telephony, if we wish to use a platform of AT&T to offer telephony, then we'll have some negotiating with AT&T for the use of that brand and give a license and a commercial arrangement. Or, we may choose to use another platform to take that service to the marketplace, and so that's yet before us.

          Brian Roberts - Comcast
          -----------------------

          I would also take it back to you, Mike or Chuck, on TWE because having signed a confidentiality agreement, we could not talk to Time Warner. So the answer is, we have no discussions that have occurred, but I've read a lot of newspapers and I think you had some conversations with them.

          Chuck Noski - AT&T
          ------------------

          On occasion. Well as many of you know, we initiated earlier this year a registration rights process that's provided for under the TWE Partnership Agreement. For reasons that are probably obvious to this group, that process was delayed. And now, with the completion of this transaction, we will reinitiate the activity that in our expectation will result in the complete monetization of the AT&T/Comcast investment in TWE.

          Brian Roberts - Comcast
          -----------------------

          Let me just add that we've always had a wonderful relationship with Jerry, Dick, all the Time Warner folks. We said from the beginning that that was not one of the assets that we would have focused on retaining. With that said, I have not had the opportunity to have a conversation other than to congratulate Dick on his appointment.

          Connie Weaver - AT&T
          --------------------

          Jeff?

          Jeff (Inaudible)
          ----------------

          Thank you. Nobody likes to think about divorce on the way to the altar, but can you elaborate a little bit on what the breakup provisions may be of the agreement, where the regulatory risk resides and if there are any potential adjustments if there's any material change in one or the other party's income statement on the way to closure of the deal?

          Chuck Noski - AT&T
          ------------------

          There are reciprocal breakup fee arrangements of about a billion and a half; a very typical, traditional arrangement. We have the, again, traditional and typical MAC provisions and beyond that give us a chance, we've just finished dating. Let's get into bed together.

          Mike Armstrong - AT&T
          ---------------------

          On the regulatory thing, last night Brian and I called Chairman Powell to let him know about both the transaction as well as our commitment to a facilities-based competitive choice for consumers and that we look forward to working with him. We really do think this is good for competition, it's good for consumers. It is our judgment that this will proceed with regulatory approval. We're committed. I know some of you are familiar with the old attribution rules, and as ingenuous as those were, as they were invented during our Media One process, and that they no longer apply. On the other hand, we are committed to monetize TWE, so we do think that the regulatory process, we will be able to get through.

          Connie Weaver - AT&T
          --------------------

          Another question from the phones.

          Moderator
          ---------

          We have a question from Jack Grubman's line with Salomon Smith
          Barney.

          Jack Grubman - Salomon Smith Barney
          -----------------------------------

          Good morning. Congratulations to everyone for a great deal all around. Now Brian, you just have to get our hometown basketball team back on track.

          Question for Chuck. In one fell swoop you have not only fixed the AT&T balance sheet, but you could almost be accused of being even under levered in the AT&T Communications business. That's been a while. Given that Dave obviously faces this is the challenge of growing the business, is it fair to guess that this new financial flexibility could result in actions that could be taken to maybe grow the trajectory of the business? Maybe you could talk about some of the stuff that could be done outside of just the tracker.

          Given that you guys have been busy, you might not have noticed that Bell South pulled their Georgia/Louisiana 271 applications. If we are going to have a sixth straight year of yet again Bell long distance approvals being far less than people think, it would seem to me that on the consumer side for Betsy's business, maybe some of the doom and gloom projections may not happen. And for Brian and Mike on the broadband side, is it a safe assumption to say that you guys will go for the kill in telephony when you actually have a better voice bundle than most of the RBOC's who can't do long distance, not to mention video and obviously data? Thanks.

          Chuck Noski - AT&T
          ------------------

          Let me take the first part of your question. I'm not sure I'm familiar with the term "under levered" at AT&T, but I think we are in a much stronger position with the core telecommunication services businesses. You should not expect AT&T to become a free spender following the close of this transaction. We will still respond to the market.

          Obviously with the conclusion of our Concert relationship, we have some investments to make globally as we build out. But again, we don't expect those to be significant, Jack. We are going to simply get through what is a difficult period in telecommunications, rebuild the balance sheet, maintain our leadership in each of our businesses and, of course, anything that would delay the entry of the RBOC's into long distance is, we think, fundamentally a good thing.

          Mike Armstrong - AT&T
          ---------------------

          Jack, in terms of the telephony opportunity at the end of your question, I think you'll find that we will present a good balance between go for it and being financially responsible as we scale. But there is no question, in at least my mind, that this bundle and this convergence works at the market and works at the bottom line.

          Connie Weaver - AT&T
          --------------------

          Let's go here.

          (Inaudible)
          -----------

          ...capital. I commend the deal and I wanted to start by saying that, but I'm hearing no conversation this morning about the thing that I consider to be a very serious flaw. Over the last two years, boards controlled by AT&T have cost shareholders dearly at both AT&T and Excite@Home. Now we have a board structure that is 2/3 AT&T and 1/3, according to the numbers you presented, Comcast. It said 66% voting control AT&T on your slides. So I would like to know, number one, why there was no consideration, or maybe there was, to an independent board where 10 members were from outside and two were from within, and why you have an even number, 5 and 5, who's going to pick those independent members and how are you going to keep this board from evolving into the dysfunctional mess that has occurred at those other two companies?

          Mike Armstrong - AT&T
          ---------------------

          What a nice question. The board is made up of five Comcast directors, which we've already agreed to. It will be made up of five AT&T directors that Brian and I will agree to. And we're going to pick, between us, two new directors who will be independent of both companies. And so I don't believe that that represents, what you saw in the chart was 56% of the equity interest of the value interest was to AT&T shareholders and that represented it. So, we work very hard to have a balanced board and an independent board.

          Now, on the same token, there will be a high vote stock, which will have a 33% combo of Roberts family voting interest. So it will have a vote that is disproportionate to its economic interest, but that was part of the transaction. I think we present a company that is very balanced in its board representation.

          Brian, would you want to comment?

          Brian Roberts - Comcast
          -----------------------

          I think we each look at this from different perspectives, so from the Comcast perspective, we wanted to maintain as much of where we've come from and maintain the culture and the family presence that the business has enjoyed that's resulted in the shareholder return. But when we got into a dialogue with AT&T, we agreed that it was appropriate for a company of this size and scope to have outside help from it through independent directors. So the majority of the board will be independent. We are comfortable that with 33.3% of the vote that we'll have a good voice. In the documents that will come out to all the shareholders, it will lay out all the details of other special provisions under this circumstance, what happens and things of that nature. We feel very comfortable with the kind of board that we'll have and ultimately the division of labor is very clear, and I think this is meant to hit the ground running. That's what I think took a lot of time here. This was not something quickly pieced together. This has been pretty much in the works since late summer when we began talking again. We really had ironed out a lot of this part of the process before we even signed the confidentiality agreement. We're invited to come back in and really take a look to see if we could improve our economic perspective and to get to the real fine print of the detail.

          I think from our side, we're quite comfortable and very excited that this is going to be a very healthy balance and it's going to work.

          Connie Weaver - AT&T
          --------------------

          Let's go to Laura and then Tom.

          Laura Warner - Lehman Brothers
          -----------------------------

          Thanks. I wondered if potentially, Mike and Brian, you could talk a little bit about some of the contracts that AT&T had previously, and specifically, maybe Starz and CSG. I know Bill Schleyer has been out talking about his views of those contracts. I'm curious as to whether you believe we could potentially see those contracts resolved prior to closing or, Brian, is that something you're anticipating to move across the combined company going forward? And how does that relate to the synergies and margins we see going forward?

          Brian Roberts - Comcast
          -----------------------

          I don't think it's really comfortable or appropriate to do that. I'm sorry. I think that at the 50,000 foot level we don't see any reason, as Steve said, that in the fullness of time both businesses can't function the same.

          Connie Weaver - AT&T
          --------------------

          Let's come down here to Tom.

          Tom Wolzien - Bernstein Research Call
          -------------------------------------

          For Steve, last summer you pointed out that one of the reasons that Comcast had been so successful at assimilating other systems and bringing up the margins was really the single element at a time of addition of new products that allowed a disparate workforce to be able to focus on one thing as opposed to others that had blasted everything out at once. Today you're talking about multiple things at once. Why the change?

          Steve Burke - Comcast
          ---------------------

          I think that's a good question, Tom. What Tom's referring to is we have a stated goal of launching a new product every 12 to 18 months, and we do that for a few reasons. From a consumer point of view, I think it's important that the cable industry take the initiative. Satellite's a real competitive and if you ask people right now who has the technological high ground, most consumers will say that satellite is more technologically advanced than cable. So I think over time, as we launch things like high speed data and video on demand and phone, we can change that.

          But another reason why we focus on one new product every 12 to 18 months is because our organization, any cable company, consists of lots of people doing lots of jobs at different levels in the organization and it is very hard to get those big groups of people doing multiple things well at the same time. Our product plan, we concentrated first on digital, because we thought it was important to protect our base analog business; we concentrated second on high speed data, which right now is the engine that is powering our growth rate and increasing our growth rate; we're very optimistic about that. We are now moving into a phase where video on demand is going to be very important to us for the next 12 to 18 months. And as we talked through this transaction and looked at all the experience that AT&T had with telephony, we came to the conclusion that the next big product after video on demand should be telephony. And that by serendipity the way the deal works, this deal is going to take probably around a year to close, so the timing would be perfect. So at the time that our video on demand, which is currently in about 3 million of our homes, next year we'll at least double that, by the end of next year we'll be in a position to turn our sites to the next big new product for us, which will be telephony.

          Connie Weaver - AT&T
          --------------------

          Okay, right here.

          (Inaudible)
          -----------

          Mike, you've done an incredible job in creating this platform, which is very valuable. Local connectivity is turning out to be one of the probably most valuable assets in this whole process. How are you thinking about the combination with the long distance unit, the consumers side, more from a retail customer perspective as you bundle or partner going forward? And equally important, on AOL, sort of on the data side, is there any carriage agreements with AOL for this process at this point for them to resell your network? How were you thinking about working with the consumer long distance business going forward?

          Mike Armstrong - AT&T
          ---------------------

          The consumer long distance strategy, which I just briefly touched on in the summary, is to enter in the any distance business, in every state that enables an economically viable entry. Right now for next year, 2002, on a UNI P platform, which would give us the local LD combination as well as with data, and that would be a worldnet platform, that's how we'll brand that, we will be in five states. I wish I could say we would be in 45 states, but as you know, we're getting an average of about a 10% discount off list on the UNI P platform and you just can't make money. You lose a lot of money if that's all you get, versus a Michigan, which has a 40+% discount where you could see the margins and the returns.

          So we will go, in the consumer long distance business, we will go as fast as we can to compete. And we've already proven in New York that we can gain share, grow the business and we'll be profitable this year, and we hope to get the law judge changed that you know is in process that the PUC is considering.

          Second, we will and we are rolling out behind the North Point acquisition of assets that we did, which put us in about 1,400-1,500 local service office so that we can terminate on a facilities based loop a DSL offering, and we will have a high speed local long distance data offering that we will package and we will target market that. And we intend, as long as the loop's available, and something as silly as a (inaudible) bill doesn't get approved and that loop's available, we will facilities-based use that loop for a multiple systems platform offering. And sure enough, as long distance is either overcome in the consumer world due to technology or substitution or competition, we will be targeting to our high value customers, who we know who they are, we have 60 million of them, and turn that curve around and begin to grow off of both that UNI P as well as that DSL offering.

          Now, that's going to be something we have to prove to the market that we can do, because everybody that's tried that space, at least in a wholesale equation with DSL, has not been exactly a roaring success in the marketplace. But we have a different equation. We're on a retail equation, we have the customers today, we know who they are, we know where they are and we can target our marketing with that brand. And so I do believe that the consumer long distance business, as it transforms itself from the long distance to any distance, will have millions of customers and turn a declining revenue business into a growing revenue business going forward.

          Will there be a couple of overlaps where consumers might look and say, "Gosh, I can get that from AT&T/Comcast and I can get that from AT&T Consumer"? There will be, but let's not take our eye off the ball. Ninety-eight percent of that market is really owned by the RBOC's and for us to have a little, I think the consumer will figure it out. I can get some AT&T phone service over the telephone line or I can get it over the cable line and we'd like them to pick between those two.

          Connie Weaver - AT&T
          --------------------

          We're going to take two more questions. Let's go to the phone.

          Moderator
          ---------

          We have a question from Frank Governelli with Goldman Sachs.

          Frank Governelli - Goldman Sachs
          -------------------------------

          This is a regulatory question, somewhat related to what Mike just addressed. The Bell Companies have been getting increasingly vocal lately about what they perceive as the imbalanced regulation that applies to cable versus telco's. And today, not too surprisingly, SBC has taken your deal announcement as an opportunity again to complain that your broadband networks are not open to all competitors as the phone companies must be for DSL, despite the fact you control about 70% of the market. Can you articulate your reaction to that and whatever regulatory or legislative actions you need to take in order to prevent regulation of the cable or complete deregulation of the telco's?

          Mike Armstrong - AT&T
          ---------------------

          First, I haven't seen the statement of my good friends at SBC, so I'll have to read what they said, but let me just react to the openness of this network. AT&T has had, and I believe Comcast has had, a statement of policy that we will be open for multiple ISP carriages. You saw during the presentation of Bill Schleyer, when we had to implement the backup network, we were able to implement a network that could accommodate from the get-go a multiple ISP environment. In fact, Bill mentioned that this is a very good business for us in terms of its return as well as a ramping of subscribers. So offering consumers choice of multiple ISP's is in our economic self-interest and it is a policy statement that we're making at this time, and we hope to proceed with the engagement and negotiations of carrying multiple providers on our network.

          Connie Weaver - AT&T
          --------------------

          Last question, Doug.

          Doug (Inaudible)
          ----------------

          Brian, you mentioned hitting the ground running. I was just wondering if you could talk about what the transition team can do and what it can't do to make sure that the integration goes as smoothly as possible and hits the ground running once the deal closes.

          Brian Roberts - Comcast
          -----------------------

          Well, first, they get a good, long rest. But I think we'll, within the appropriateness of making all the regulatory filings and of course you can't get ahead of yourself, these deals do take a while, but I do think there's such a common view you can see there's very little difference in how we're putting emphasis on where the future is, what job has to get done. The working relationship between Steve and Bill and myself and Chuck and Mike, everybody, Larry, that's why we wanted to establish the people who really had put this together, spent the hours making this happen, in the room right off the bat. So I think better than most this is not something that hasn't been thought about in a long time and I really believe we're in good shape.

          I'd like to maybe kick that over to Ralph and your overall assessment of our prospects.

          Ralph Roberts - Comcast
          -----------------------

          Most frequently asked question I usually get, I'm surprised it didn't come up here, is "did you believe when you were in Tupelo, Mississippi that one day the company would be renamed AT&T/Comcast?" And of course my answer is, "Of course I did."

          I think you have to really be optimistic about the future. The way we've been operating our company, I don't think we really ever sold anything, and that is because I believe that the industry was such that it's a long-range opportunity and that if you're willing to stick with it through thick and thin, and we've had some ups and downs, too, that you've got a remarkable business. And this particular merger is really quite unbelievable when you could think, as you've heard, all the synergies and everything that's going to come from putting these two large operations together. There's no question about it. Size is a bonus. And if you have the size and you use it intelligently and properly, you're going to end up with something far better than you ever dreamed. I'd like to see our stock keep going up. If you bought 1,000 shares in 1972 when we went public for $7,000, it would be worth $3 million today. So we have always been conscious of our folks who've invested in the company and we'll continue to believe that, and there's the opportunity for everybody and we're thrilled to be part of this thing.

          Connie Weaver - AT&T
          --------------------

          Thank you and what a great note to close on. On behalf of everybody at Comcast and at AT&T, thank you for taking your time to join us. For those of you on the phone, our Web site, where you can find all the information, again, is att.com/ir and cmcsk.com. Have a great holiday and thank you.

   Note: The following notice is included to meet certain legal requirements:

                           FORWARD-LOOKING STATEMENTS

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that are subject to risks and uncertainties. A number of factors could cause
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relating to: failure to obtain and retain expected synergies from the proposed
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